May 22, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:    Carlos Pacho, Senior Assistant Chief Accountant
Ivette Leon, Assistant Chief Accountant
Christy Adams, Senior Staff Accountant

Re:	NETGEAR, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 20, 2015
Form 10-Q for the Fiscal Quarter Ended March 29, 2015
Filed May 1, 2015
File No. 0-50350
Ladies and Gentlemen:

On behalf of NETGEAR, Inc. (the “Company”), I am submitting this letter to you in response to your letter of May 8, 2015, which letter set forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K filed by the Company with the Commission on February 20, 2015 and the Form 10-Q filed by the Company with the Commission on May 1, 2015, with the file number set forth above. This letter sets forth the Company’s responses to the Staff’s comments.

For your convenience, we have restated your comments in italics.

Form 10-K for Fiscal Year Ended December 31, 2014
Revenue Recognition, page 65

1.    We note that revenue on shipments is reduced for estimated price protection, which you record as contra-revenue under the authoritative guidance for revenue recognition. Please tell us in more detail about the significant terms of price protection that you offer to your customers, the material estimates and assumptions used to determine the amount of contra-revenue recorded each period; how accurate your estimates and assumptions have been in the past, and how you evaluate your sales agreements including price protection to determine that the price is fixed and determinable at the time of sale.

netgear.com    O 408.907.8000    F 408.907.8097    350 E. Plumeria Drive San Jose, CA 95134-1911

RESPONSE: The significant terms of our price protection programs, and process for estimating and accounting for such programs, are summarized below.

We provide price protection to certain of our channel partners in the event we enact permanent list price reductions. We are in full control of the timing and extent of these list price reductions. In accordance with the terms of our sales agreements, in the event of a price reduction, channel partners are generally eligible to apply for credits on units of NETGEAR products which:

a)
were shipped by us to the partner no more than ninety (90) days prior to the effective date of the list price reduction and which remain unsold in inventory on the effective date of the list price reduction; and/or

b)	were in-transit between us and the partner on the effective date of the list price reduction.

The amount of available credit on any unit shall be equal to the difference between the actual price paid and the new lower purchase price. In order to receive the credit the partner must: (a) submit to us, within fifteen (15) days of the effective date of the list price reduction, a detailed report of inventory eligible for the price credit, and (b) have submitted the regular monthly inventory report on time each of the three months prior to the effective date of the list price reduction. Our partners are contractually required to provide monthly inventory reports to us; however, in practice, these reports are received weekly with a Sunday cut-off date. Upon our verification of the eligible units and credit amount, a credit for price protection is issued to the partner.

Our total price protection program as a percent of reported net revenue for the fiscal years ended December 31, 2012, 2013 and 2014, and the fiscal quarter ended March 29, 2015 was as follows (in thousands, except percentage data):

(unaudited)
	Year Ended December 31,			Three Months Ended
	2012	2013	2014	March 29, 2015

Net revenue	$1,271,921	$1,369,633	$1,393,515	$309,157
Price protection reducing net revenue	$9,925	$8,352	$7,688	$2,586
Price protection as a % of net revenue	0.8%	0.6%	0.6%	0.8%

Material estimates and assumptions used to determine adjustments for price protection:

We regularly assess the market price for our products by considering multiple factors, including product life cycle stage, competitive environment, channel inventory levels, and anticipated new product introductions. Based on these factors, we determine whether an adjustment to our prices is necessary. If a price reduction is necessary, we project the future price reduction date and record a price protection reserve for the impact on current quarter revenue. If based on our analysis the price reduction would have an impact to revenue recognized in a prior period, we delay the price move until such time that it would not impact prior period revenue. For example, a price reduction would not be initiated in week four of a given quarter if there were more than four weeks of inventory on-hand in the channel and in-transit for a given partner and provisions for price protection had not previously been established. We are able to effectively manage and maintain flexibility in planning the timing of price reductions given that weekly inventory data is made

netgear.com    O 408.907.8000    F 408.907.8097    350 E. Plumeria Drive San Jose, CA 95134-1911

available to us by our partners and the associated inventory turnover is relatively high. Additionally, price reductions are typically made effective on Sundays to coincide with the cut-off dates of inventory reports received.

The price protection reserves recorded against current period revenue are based upon the following key estimates: inventory on-hand in the channel and inventory in-transit to our channel partners as of the expected effective date of the price reduction, and the calculated per-unit impact of the price reduction. We utilize the inventory reports provided by our channel partners to estimate expected inventory on-hand on the effective date of the price reduction. The estimated impact of the price reduction assumes the inventory information provided by our partners is materially accurate, partner inventory turnover remains consistent with historical experience and that all eligible credits will be claimed by the partner. Additionally, the reports we use to estimate the price protection reserves are the same reports we use to validate and pay the price protection claims made by our partners. We believe that the assumptions applied are reasonable given our historical experience in working with these partners. Variances between our estimates and actual claims submitted are reviewed and investigated, and unexplained differences are refuted.

Accuracy of our estimates and assumptions:

As noted above, our partners submit detailed weekly inventory reports to us. Using these reports, we are able to estimate the number of units of product eligible for price protection in a given reporting period, as well as the credit that each respective partner will be eligible to claim under the terms of their respective sales agreement and anticipated price reduction. Using this information, we are able to estimate and account for the impact of all contemplated future price reductions in the current period.

Our total price protection program represents less than 1% of reported net revenue for each of the fiscal years ended December 31, 2014, 2013 and 2012, and the fiscal quarter ended March 29, 2015. Adjustments for variances between price protection estimates recorded and claims processed have not been significant.

Determining that the price is fixed and determinable:

As discussed above, we are in full control of any future price reductions and are able to reasonably estimate and record the impact of price protection on current period sales. We receive, on a weekly basis, information regarding inventory on-hand with our partners. Using this information, we are able to effectively ensure that price moves that could impact prior period sales are not initiated if not previously contemplated and provided for. As a result, we have concluded we have the ability to maintain our sales prices and to reasonably estimate the impact of future price reductions at the time of sale and as of each balance sheet date. Therefore, we believe that the sales price in transactions with our channel partners eligible for price protection is fixed and determinable at the time of sale.

netgear.com    O 408.907.8000    F 408.907.8097    350 E. Plumeria Drive San Jose, CA 95134-1911

Sales Incentives, page 66

2.    Please provide us with a robust description of the types of sales incentives that you offer to your customers and those factors you consider in determining whether the incentives should be reflected as adjustments to selling price or recorded as a separate expense. In your response, please describe material assumptions, estimates, material changes, and reasonably likely uncertainties.

RESPONSE: The following is a discussion of the key terms of the significant sales incentive programs offered to our customers and material assumptions and estimates involved in accounting for such programs:

•
Rebates: Rebates are offered to our channel partners with the objective of increasing sales of select product types over a given period of time. These programs are initiated by us and the terms and conditions of such programs are under our control as we are not contractually obligated to make such programs available to our partners. Rebate costs are estimated based upon our per-unit cost of the program, determined at the time the program is announced, and the number of units sold in a given period. Material assumptions include channel sell-through data, sales price data and estimates of the likely amount of claims resulting from available rebates. We do not believe these assumptions and estimates are subject to a significant degree of judgment or uncertainty given the availability of data and historical experience that is leveraged in applying these assumptions.

•
Market Development Funding: Market development funding programs are designed to incentivize our channel partners to advertise and fund promotional activities to increase sales of our products. These programs are typically negotiated into the terms of our contracts as a percentage of net shipments to our partners. Material inputs involved in estimating market development funding programs include the contractual funding percentage and net shipments that have been executed during the period. We do not believe that these inputs and estimates are subject to a significant degree of judgment or uncertainty given the contractual nature of these programs and the known net shipment amounts during the period.

•
Advertising: Advertising programs primarily include advertising funds paid to our channel partners for participation in their advertising efforts such as weekly circulars included in newspapers, website banner advertisements and radio advertising spots. These programs are coordinated with our partners and we are not contractually obligated to participate in any of these efforts. The nature and extent of advertising paid by us is based upon internal budgets and expected strategic benefits of each program for each partner. Material assumptions involved in estimating advertising program costs include the amount to be paid based upon actual advertising efforts employed and the frequency of such advertising. We do not believe that these assumptions and estimates are subject to a significant degree of judgment or uncertainty given that our participation in these programs and general terms and conditions of our participation is determined in advance of the advertising activities being performed and costs incurred.

Incremental to the above, we also offer several other marketing programs which may result in sales incentives to customers. These programs are considered to be insignificant relative to the programs described above.

netgear.com    O 408.907.8000    F 408.907.8097    350 E. Plumeria Drive San Jose, CA 95134-1911

With regard to the sales incentive programs offered to our customers, we apply the guidance in ASC 605-50 to determine whether the incentives should be reflected as adjustments to selling price (contra-revenue) or as a separate expense, which states:

"Cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a)
The vendor receives, or will receive an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transition with a party other than a purchaser of its products or services in order to receive that benefit.

b)
The vendor can reasonably estimate the fair value of the benefit identified under the preceding condition. If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount shall be characterized as a reduction of revenue when recognized in the vendor’s income statement.”

The nature of the sales incentive programs offered to our channel partners is such that we cannot typically identify a benefit that is sufficiently separable from the partners’ purchase of our products. Sales relationships with our partners may influence the marketing programs and sales incentives we offer, and would not typically be entered into with a party other than a purchaser of our products. As a result, all sales incentives to our channel partners in the form of cash consideration, as defined in ASC 605-50, are recorded as a reduction to revenue. We recognize the cost of such sales incentives at the later of when the related revenue is recognized or when the program is offered to our partners, in accordance with ASC 605-50.

The table below summarizes the characterization of all marketing program costs for each period presented. These costs are classified in three categories: (1) “Contra-revenue” for sales incentives to our channel partners in the form of cash consideration as described above and accounted for in accordance with ASC 605-50; (2) “Cost of revenue” for free products provided to our channel partners for marketing purposes; and (3) “Operating expense” for costs incurred for marketing programs with external vendors outside our partner channel.

netgear.com    O 408.907.8000    F 408.907.8097    350 E. Plumeria Drive San Jose, CA 95134-1911

(unaudited)
	Year Ended December 31,			Three Months Ended
	2012	2013	2014	March 29, 2015

Programs to channel partners
Contra-revenue	88%	89%	88%	88%
Cost of revenue	3%	1%	1%	1%
Total programs to channel partners	91%	90%	89%	89%

Programs to vendors
Operating expense	9%	10%	11%	11%
Total programs to vendors	9%	10%	11%	11%

Total marketing programs	100%	100%	100%	100%

Form 10-Q for Fiscal Quarter Ended March 29, 2015
Note 7. Commitments and Contingencies, page 15

3.    We note that you recognized a benefit of $2.7 million during the three months ended March 29, 2015 resulting from adjustments recorded to release litigation reserves previously accrued associated with the Ericsson patent litigation matter. We also note that you recognized $1.0 million of benefit in litigation-related reserves during the year ended December 31, 2014 resulting from the adjustments made to decrease the accrued litigation reserves relating to this case after the Federal Circuit issued its opinion and order in your appeal. Considering that the Federal Circuit issued its opinion and order on December 4, 2014, please tell us about facts and circumstances that you relied upon during the first fiscal quarter of 2015, that were not present during 2014, to conclude that it was appropriate to release an additional $2.7 million of previously accrued litigation reserve for this case.

RESPONSE: We respectfully advise the Staff that the rationale for releasing litigation reserves previously accrued associated with the Ericsson patent litigation matter during the three months ended March 29, 2015 was set forth on page 18 of the Form 10-Q filed with the Commission on May 1, 2015. Specifically, on March 6, 2015, the Patent Trial and Appeal Board (PTAB) of the United States Patent and Trademark Office (USPTO) issued a decision invalidating all claims of the three patents we were found to infringe at trial. These findings of invalidation were the result of an inter partes review initiated by Broadcom in September 2013. Because the Federal Circuit opinion and order from December 4, 2014 only reversed the finding of infringement on one patent, we limited our release of litigation reserves to $1.3 million, corresponding to reversal of one out of three patents at the time of the opinion and order, or one-third of the amount previously reserved. This benefit was recognized net of costs incurred relating to other litigation matters during the fourth quarter of 2014. No other facts and circumstances were present during 2014 and through the date of the filing of our Form 10-K to enable us to form a conclusion on the remaining two patents. On March 6, 2015, however, as a result of the PTAB decision invalidating the two remaining patents (as well as the patent which the Federal Circuit had already found not to have been infringed by us), we could not be held to infringe those invalid patents. Accordingly, we released the remaining $2.7 million, or two-thirds, of litigation reserves previously accrued associated with those patents during the quarter ended March 29, 2015.

netgear.com    O 408.907.8000    F 408.907.8097    350 E. Plumeria Drive San Jose, CA 95134-1911

Undertakings

In connection with responding to the comments of the Staff, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these responses, please contact the undersigned at 408-890-3055 or akim@netgear.com, or Christine Gorjanc, the Company’s Chief Financial Officer, at 408-890-3062 or cgorjanc@netgear.com.

Sincerely,

NETGEAR, Inc.

/s/ Andrew W. Kim

Andrew W. Kim
Senior Vice President, Corporate Development and General Counsel

netgear.com    O 408.907.8000    F 408.907.8097    350 E. Plumeria Drive San Jose, CA 95134-1911